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                           February 3, 2022

       Joshua Disbrow
       Chief Executive Officer
       Aytu Biopharma, Inc.
       373 Inverness Parkway, Suite 206
       Englewood, Colorado 80112

                                                        Re: Aytu Biopharma,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended June 30, 2021
                                                            Filed September 28,
2021
                                                            File No. 001-38247

       Dear Mr. Disbrow:

               We have reviewed your February 2, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our reference to prior comment is to the comment in our January 26, 2022 letter.

       Form 10-K for the Fiscal Year Ended June 30, 2021

       Item 9A. Controls and Procedures, page 106

   1. Reference your response to prior comment 3 that your "internal control over financial reporting is effective
with the exception of the material weakness noted above." Item
                                                        308(a)(3) of Regulation
S-K prohibits management from concluding internal control over financial reporting is
effective when one or more material weaknesses exist. Please amend the filing to
comply with Item 308(a)(3) of Regulation S-K or explain to us why no such revision is
required.
 Joshua Disbrow
Aytu Biopharma, Inc.
February 3, 2022
Page 2

      You may contact Kristin Lochhead at (202) 551-3664 or Brian Cascio, Accounting
Branch Chief, at (202) 551-3676 with any questions.



FirstName LastNameJoshua Disbrow                       Sincerely,
Comapany NameAytu Biopharma, Inc.
                                                       Division of Corporation
Finance
February 3, 2022 Page 2                                Office of Life Sciences
FirstName LastName